Filed By Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On February 18, 2003, Developers Diversified Realty Corporation disseminated the following press release:

Developers Diversified Realty Announces Quarterly Common Share Dividend

CLEVELAND, Feb. 18, 2003 — Developers Diversified Realty (NYSE: DDR) today declared its first quarter 2003 common share dividend:

* First quarter 2003 common share dividend of $0.41 per share, which is nearly 8% higher than the quarterly common share dividend of $0.38 per share paid by Developers Diversified in 2002.
* The declared first quarter 2003 dividend when annualized equals $1.64 per share and compares to $1.52 per share paid by Developers Diversified in 2002.
* The first quarter 2003 common share dividend is payable April 7, 2003 to shareholders of record at the close of business on March 20, 2003.

Developers Diversified currently owns and manages approximately 300 retail properties in 43 states totaling 59 million square feet. Developers Diversified is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, develops and leases shopping centers. You can learn more about Developers Diversified on the internet at http://www.ddr.com.

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Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN Realty Corporation (“JDN”). YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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CONTACT: William H. Schafer, Senior Vice President and Chief Financial Officer of Developers Diversified Realty, +1-216-755-5500